MANAGEMENT DISCUSSION & ANALYSIS

Ontario Securities Commission FORM 51-102F1

ISSUER DETAILS

FOR QUARTER ENDED	June 30, 2013

DATE OF REPORT	August 6, 2013

NAME OF ISSUER	Sphere 3D Corporation

ISSUER ADDRESS	240 Matheson Blvd. East
Mississauga, ON L4Z 1X1

ISSUER TELEPHONE NUMBER	(416) 749-5999

CONTACT PERSON	Peter Tassiopoulos
CONTACT POSITION	CEO
CONTACT TELEPHONE NUMBER	(416) 749-5999
CONTACT EMAIL ADDRESS	peter.tassiopoulos@sphere3d.com

WEB SITE ADDRESS	www.sphere3d.com

FORM 51-102F1

SPHERE 3D CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007, as a capital pool company under the CPC Policy, under the name T.B. Mining Ventures Inc.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. Immediately prior to and in connection with the closing of the Transaction, Sphere 3D Inc. completed pre-closing private placement financings for gross proceeds of $3,116,393. These financings are described in the Company's Filing Statement dated December 14, 2012 which is filed on SEDAR and available for review at www.sedar.com under the Company's profile.

The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange. Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation, are included from the date of the reverse takeover.

Sphere 3D Corporation is a technology development company focused on establishing its patent pending emulation and virtualization technology. This Management’s Discussion and Analysis includes the financial results of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company is listed on the TSXV, under the trading symbol “ANY” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

ADVISORY

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Sphere 3D Corporation (“Sphere 3D” or the “Company”), for the three and six months ended June 30, 2013 and updates our MD&A for fiscal 2012. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2012 and the unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2013.

The Company prepares its interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has reported on this basis in these consolidated interim financial statements. All financial information contained in this MD&A and in the unaudited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards ("IFRS").

The quarterly unaudited consolidated financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors on July 31, 2013.

FORWARD LOOKING INFORMATION

Certain statements in this MD&A constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D’s actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed herein, as well as other information contained in the company’s filings with Canadian securities regulators (www.sedar.com).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s web-site at www.sphere3d.com.

BUSINESS UPDATE

Recognizing the need to allow for the consolidation of digital devices and application ecosystems, Sphere 3D is creating ultra-thin client technology that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

Sphere 3D’s Glassware 2.0 has the following primary value propositions within its business model:

  Consumers can gain complete access to fully functional software versions, allowing PC productivity software to be made available on a variety of Cloud connected devices. Users can do more than just surf or “view” documents on tablets, smartphones or other connected devices – they can create, modify and save, either locally or in the Cloud.

  Software Developers can expand software revenue streams to new platforms, without having to develop multiple versions of their software applications without the need for the customization that is required due to the proliferation of device capabilities and operating systems.

  Enterprise Clients can provide safe, secure mobile access to their legacy applications, without the expensive customization and inherent time and capability trade-offs required by re-writes to the
  Cloud. Enterprise’s employees or business partners access the enterprise’s systems, through their own devices (bring your own device “BYOD”) or company-provided equipment, and the enterprise’s own network security protocols will apply without having to make further modifications on the actual devices.

To facilitate the growth of its infrastructure and commercialize its technology within the Enterprise market, on July 16, 2013, the Company entered into a Supply Agreement and a Technology Licensing Agreement with Overland Storage, Inc. (“Overland”), which grants Overland licensing rights in the enterprise market.

Pursuant to the Supply Agreement, the Company has agreed to procure cloud infrastructure solutions from Overland, for the next ten years. Furthermore, during the first three years of the Supply Agreement, the Company is permitted to pay for purchases through a combination of cash and stock. During this period, half of any purchases will be paid in cash and half in stock, up to a maximum of $3 million in total purchases.

The first $500,000 in stock, was satisfied through the issuance of 769,231 common shares of the Company, at an ascribed price of $0.65 on July 16th, 2013. Sphere shall pay an additional $500,000 in common shares of Sphere 3D on each of the first and second anniversaries of the Agreement. The number of common shares to be issued shall be calculated based on the 10 day average of the closing price per common share of Sphere 3D ending 3 trading days prior to each of the anniversary dates; up to a maximum of 769,231 common shares will be issued on each date. Such Sphere 3D shares shall be subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Pursuant to the Technology License Agreement, the Company has granted a license for its Glassware 2.0™ technology to Overland for the enterprise and business market. In return, Overland paid a fee to the Company of $500,000. The fee was satisfied through the payment of $250,000 in cash and $250,000 in shares of Overland. Additionally, the Company shall receive a royalty on future sales of the licensed technology.

Market Overview

The Company has received a “Market and Competitive Analysis” report completed by Frost & Sullivan. Included in the report are overviews of the Cloud Computing, Virtualization, and Mobile Device Markets; a Competitive Technology Analysis of Sphere 3D’s Glassware 2.0™ platform; and a Gap Analysis to identify existing opportunities within the current landscape. Founded in 1961, Frost & Sullivan is a market research leader that has more than 40 global offices with more than 1,800 industry consultants, market research analysts, technology analysts and economists. The following two tables are excerpts from the report:

Intellectual Property

In keeping with the Company’s objective to build an expansive intellectual property footprint, the Company has filed six full patent applications (3 in Canada and 3 in the U.S.) claiming the priority date (January 2012) of our previous 3 provisional patents filed in Canada. The Company filed three additional provisional patents in this quarter. These first 9 patent fillings cover, among other things, various server and client side proprietary software capabilities of Sphere 3D’s foundational technology platform, “Glassware 2.0™” . The Company has retained Bereskin & Parr LLP for its intellectual property work.

Consumer App Development

During the first quarter, the Company alpha tested the first of its many planned Apps for iPad to a limited number of users through Apple’s App Store at www.itunes.com/appstore. The first App tested utilized Glassware 2.0™ thin client technology to give users access to a branded mainstream fully-featured desktop browser that would otherwise be incompatible with iPad. The App allowed users to browse the web faster and with all the necessary plug-ins such as Adobe® Flash®, Java™, PDF and QuickTime. The first phase of testing was completed in February. Screenshots of the App are available at www.sphere3d.com/media.html

During the second quarter, the Company signed a definitive agreement with Corel Corporation (“Corel”) to act as Value Added Reseller and Distributor for Corel® Office and Corel® PDF Fusion™. Under the terms of the agreement, Sphere 3D will electronically distribute these award winning office productivity software titles to end users in one of 3 formats: a standard desktop version; a Virtual Desktop Instance (VDI); or mobile software versions powered by Sphere 3D’s Software Virtualization solution, Glassware2.0 ™.

SEGEMENTED INFORMATION

The Company’s product development, sales, and marketing operations are conducted from its offices in Mississauga, ON, Canada. All sales and assets of the Company have been in Canada. The Company’s operations are limited to a single industry segment, being the development, and sale of Sphere 3D’s “Glassware™ 2.0” ultra-thin client technology that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Periods Ended June 30, 2013 and 2012

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

	Three Months ended June 30,		Six Months ended June 30,
	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)
Revenue	$-	$1,700	$-	$409,347
Net comprehensive loss for the period	(564,487)	(355,112)	(1,209,774)	(876,585)
Loss per share	$(0.04)	$(0.03)	$(0.08)	$(0.08)

AS AT	June 30 2013 (unaudited)	December 31, 2012 (audited)
Current assets	$719,399	$2,032,021
Non-current assets	1,181,873	1,178,698
Total assets	$1,901,272	$3,210,719
Current liabilities	$156,507	$303,218
Total equity	$1,744,766	$2,907,501

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

Sphere 3D is a development stage company and did not generate any revenue in the three or six months ended June 30, 2013, as it continued its development efforts. The majority of the $409,347 in revenue achieved in the six months ended June 30, 2012 related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided the Company with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and are not expected to generate future revenues.

During the three months ended June 30, 2013, Sphere 3D incurred cost of goods sold and general operating costs of $563,421 compared to $356,539 during the quarter ended June 30, 2012. For the six months ended June 30, 2013, Sphere 3D incurred cost of goods sold and general operating costs of $1,210,121 compared to $1,285,378 during the six months ended June 30, 2012.

Cost of goods sold for the three and six months ended June 30, 2013 were $8,700 and $17,460, respectively, compared to $12,580 and $349,784, respectively for the three and six months ended June 30, 2012. The costs in 2013 relate to the fixed monthly internet costs required to provide the connectivity for our planned products. The costs in 2012 relate to initial manufacture and sale of the custom built interactive kiosks, in addition to the fixed monthly internet costs.

Salaries and consulting for the three and six months ended June 30, 2013 were $393,143 and $787,612, respectively, compared to $209,101 and $652,270, respectively, for the three and six months ended June 30, 2012. Included in Salaries and consulting during the first half of 2013 were stock compensation expenses, related to the awarding of stock options, in the amount of $47,039, compared to $200,000 in the first half of 2012. The increase in expenses, not including stock compensation expenses, was the result of the Company expanding its staff throughout fiscal 2012 and early 2013 and the implementation of an Independent Directors’ compensation plan. The Company expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2013.

Professional fees were $18,300 and $96,780, respectively in the three and six months ended June 30, 2013, compared to $25,725 and $44,875, respectively, in the three and six months ended June 30, 2012. The increase in the first quarter of 2013 was mainly due to recruiting fees incurred to add additional research and development staff and the hiring of an Investor Relations team, on a trial basis, in March of 2013. At the conclusion of the 90-day trial period, the Company did not continue the contract for this team.

General and administrative expenses were $65,940 and $140,145, respectively, for the three and six months ended June 30, 2013 compared to $63,067 and $136,175, respectively, for the three and six months ended June 30, 2012. General and administrative expenses mainly relate to the semi-fixed costs of facility rentals, utilities and office expenses and should not vary greatly over the balance of 2013.

Research and development costs were $1,824 and $11,522, respectively, for the three and six months ended June 30, 2013 compared to $3,661 and $21,748 for the three and six months ended June 30, 2012. These costs are for non-capitalized equipment and for supplies used for the development of Sphere 3D’s technology. Sphere 3D expects to increase its spending on development during fiscal 2013 and 2014.

Public company expenses for the three and six months ended June 30, 2013 were $25,660 and $58,559 respectively (2012 – nil). These fees relate to the cost of listing the Company’s equity on the Toronto Stock Exchange – Venture and the filing fees for continuous disclosures.

The net comprehensive loss for the three and six months ended June 30, 2013 was $564,487 or $0.04 per share and $1,209,774 or $0.08 per share, respectively, compared with a net comprehensive loss in the three and six months ended June 30, 2012 of $355,112 or $0.04 per share and $876,585 or $0.08 per share, respectively. Sphere 3D expects to continue to incur losses for the remainder of fiscal 2013 as it completes its development of its technology and commercializes its products.

Financial Position

Sphere 3D's cash position decreased during the quarter ended June 30, 2013 by $560,038 compared to an increase of $20,097 for the quarter end June 30, 2012. Operating activities required cash of $532,943, after adjustments for non-cash items and changes in other working capital balances, compared to being a source of $31,546 during the quarter ended June 30, 2012. Investing activities required cash of $27,095 (2012 - $11,449), related to the cost of filing patents and trademarks and the acquisition of property and equipment to support Sphere 3D’s ongoing development work. Sphere 3D did not receive any cash from financing activities in the quarters ended June 30, 2013 and 2012.

Liquidity and Capital Resources

At June 30, 2013, Sphere 3D had cash of $493,825 and working capital of $562,892 compared to cash of $1,633,334 and working capital of $1,728,803 as at December 31, 2012.

SUMMARY OF OUTSTANDING SHARES AND DILUTIVE INSTRUMENTS

The authorized capital of the Company consists of an unlimited number of common shares, of which 16,883,570 common shares were issued and outstanding as of the date of this MD&A.

Certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	QT		Value Share		Total
	Escrow		Escrow		Escrow
	Number	%	Number	%	Number	%

Balance at December 21, 2012(1)	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(2)	232,750	5	430,625	10	663,375	7

Balance at December 31,2012	4,422,250	95	3,875,625	90	8,297,875	93

Released – June 27, 2013	232,750	5	645,937	15	878,687	10

Total subject to escrow at June 30, 2013	4,189,500	90	3,229,688	75	7,419,188	83

Future release dates

December 27, 2013	465,500	10	645,937	15	1,111,437	12
June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	28

Total future releases	4,189,500	90	3,229,688	90	7,419,188	83

(1)	Date of completion of the Qualifying Transaction
(2)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release rates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

The Company has warrants outstanding to purchase up to an aggregate of 4,262,442 common shares, including an unit warrant, consisting of one share and one warrant, that if exercised would allow for the purchase of an additional 325,925 common shares.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange) and the vesting and expiry provisions. The maximum number of common shares reserved for issuance for options that may be granted under the Option Plan is 10% of the number of common shares outstanding, or 1,688,357 Options. As of the date of this MD&A, Options granted under the Option Plan to purchase up to an aggregate of 1,540,000 common shares are issued and outstanding.

Assuming that all of the outstanding options and warrants are exercised, 23,011,937 common shares would be issued and outstanding on a fully diluted basis.

Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

During the three and six months ended June 30, 2013, legal services of $13,703 and $30,394, respectively (2012 - $16,143 and $39,232) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at quarter end included in accounts payable total $12,714 (2012 - $2,039)

Quarterly Information

As a private company, until the reverse takeover transaction which took place on December 21, 2012, Sphere 3D was not required to prepare quarterly financial statements, and as such, no quarterly financial statements are included in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to Sphere 3D Corporation can be found on SEDAR at www.sedar.com.